AMENDING AGREEMENT

THIS AMENDING AGREEMENT (“Amending Agreement”) is dated and effective as of May 1, 2015.

BETWEEN:

ARGENTEX MINING CORPORATION, a company continued under the laws of British Columbia with an office at Suite 835, 1100 Melville Street, Vancouver, BC, Canada V6E 4A6

(the “Company”)

AND:

JBD CONSULTING LTD., a company incorporated under the laws of the Province of British Columbia with an address of 3460 Regent Street, Richmond, British Columbia Canada V7E 2N1

("Contractor")

AND:

JEFFREY FINKELSTEIN, an individual resident of the Province of British Columbia with an address of 3460 Regent Street, Richmond, British Columbia Canada V7E 2N1

("Finkelstein")

WHEREAS:

A.                  The Company, the Contractor and Finkelstein (collectively referred to as the “Parties”) entered into an Independent Contractor Agreement dated effective January 1, 2014 (the “Original Agreement”); and

B.                  In light of economic conditions currently affecting the Company and the industry in which it operates, the Parties wish to amend the Original Agreement to effect a temporary reduction in the Consulting Fee.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties do hereby covenant and agree as follows:

1.

Definitions. Words that are capitalized in this Amending Agreement but not defined in this Amending Agreement are defined in the Original Agreement and, unless the context clearly requires otherwise, shall have the meaning attributed to them in the Original Agreement.

2.

Reduction of Consulting Fee. During the period beginning May 1, 2015 and ending on the earlier to occur of (a) the completion of an event that constitutes a Change of Control and (b) April 30, 2016, the amount of the Consulting Fee is decreased from $15,000 per month to $11,250 per month. Notwithstanding the foregoing, the temporary reduction of the Consulting Fee provided for in this Amending Agreement shall not affect the calculation of termination benefits in the event the Original Agreement is terminated by the Company as provided in Section 4.3 and 4.4 of the Original Agreement, nor shall it be deemed to be a material reduction for purposes of establishing constructive dismissal of the Contractor or Finkelstein, to the extent that such concept applies to the relationship between the Parties.

3.

Change of Control. Upon completion of an event constituting a Change of Control, the Company shall reimburse the Contractor for an amount equal to “X” multiplied by “Y”, where “X” is equal to the sum of $3,750 and “Y” is equal to the number of calendar months (to a maximum of six calendar months) that have elapsed between May 1, 2015 and the earlier of (a) the date of the event constituting a Change of Control and (b) the date of termination of the Original Agreement.

4.	Original Agreement Continues in Effect. Except as hereby amended, the Parties agree that the Original Agreement remains in full force and effect.

5.

Counterparts. This Amending Agreement is executed by the Parties hereto effective as of the date first above written. This Amending Agreement may be executed in counterparts and delivered by facsimile or other electronic means and shall be deemed effective for all purposes.

6.

Governing Law. This Amending Agreement, any amendment, addendum, annex, exhibit, supplement or other document relating hereto, and any dispute arising from or related thereto, shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARGENTEX MINING CORPORATION

Per:	/s/Wayne Hubert
Authorized Signatory

JBD CONSULTING LTD.

Per:	/s/Jeff Finkelstein
Authorized Signatory

JOINED by JEFFREY FINKELSTEIN for the	)
reasons expressed above, who signed in the	)
presence of:	)
)
/s/Michael Brown	)
Signature	)	/s/Jeff Finkelstein JEFFREY FINKELSTEIN
Micheal Brown	)
Print Name	)
West Vancouver	)
)
Address	)
CEO & President	)
Occupation	)